Form 51-102F3
Material Change Report

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1. Name and Address of Company

Bronx Ventures Inc.

(formerly Lucky 1 Enterprises Inc.)

#600 – 1199 West Hastings Street

Vancouver, B.C. V6E 3T5

2. Date of Material Change

November 18, 2005.

3. News Release

News release was issued on November 18, 2005 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Change

Bronx Ventures Inc (“Bronx” or the “Company”) is pleased to report on the 3 phase exploration program that has recently been completed on the Company’s Extra High property located on Samatosum Mountain, 60 kilometres north east of Kamloops, B.C. The Extra High property is immediately south of the formerly producing Samatosum Mine as well as the adjacent Rea deposit.

5. Full Description of Material Change

The Extra High property has seen previous exploration in the late 1980’s and up to 1991 but has been dormant since. Earlier work consisted of geochemical and geophysical surveys, trenching and diamond drilling. This work disclosed a volcanogenic massive sulphide environment containing important concentrations of gold, silver, copper, lead and zinc and extending over a 3 kilometre strike length on the Extra High property. This mineralized trend is termed the Rea Zone. At the northern end of this mineralized trend on the Extra High property lies the K7 Zone which in turn lies less than 400 metres on strike to the south east from the Rea deposit.

The 3 phase exploration program included detailed soil geochemical surveys over untested targets revealed in previous work, trenching of the surface trace of the K7 zone plus detailed geological mapping. A 1,081 metre diamond drill program was completed on one area of the K7 Zone.

Results from the soil geochemical survey revealed several areas of anomalous Au, Ag, Cu, Pb, and Zn that require additional work including trenching to reveal the source of the anomalies. These anomalous areas occur in a parallel zone of mineralization named the Twin Mountain Zone and lie approximately 700 metres to the east from the K7 Zone.

Trenching of the K7 Zone in the northern mineralized area revealed complex geological structures that assisted in the interpretation of the subsequent diamond drill hole information. A total of 455 metres of trenching was completed in 12 trenches. Mineralized intercepts of the K7 Zone in the trenches varied from 3.3 metres of Au 1.37 g/t, Ag 7.9 g/t, Cu 0.08%, Pb 0.2%, Zn 0.08% in Trench 2 to 5.5 metres of Au 51.2 g/t, Ag 834 g/t, Cu 0.3%, Pb 15.5%, Zn 0.4% in Trench 4. The highly oxidized and leached surface environment possibly caused an enrichment in some metals (i.e. Au, Ag, Pb) and depletion in others (i.e. Zn).

The 1,081 metre diamond drill program was successful in adding confidence and continuity to the previously indicated zones of mineralization. The focus of the drilling was to confirm earlier results and expand on the known mineralization. Three fans with 3 holes each were drilled over a strike length of 85 metres with the final hole 05-10 drilled an additional 20 metres further north. Total strike length tested was 105 metres and the deepest intersection, in hole 05-03, was 105 metres down dip from surface. There has not been sufficient drilling to establish continuity between the fan of holes 05-01 to 05-03 and holes 05 –04 to 05-10 as there appears to be a fault offset. There is good continuity however between holes 05-04 to 05-10 over a strike length of greater than 46 metres and a dip extension of greater than 70 metres. The mineralized zones intersected in holes 05-01 to 05-03 and holes 05-04 to 05-10 are open in all directions. Previous wide spaced drilling has indicated similar structure and grades in holes more than 50 metres away in the immediate area, while similar grades occur in drill holes 100 metres – 200 metres further south on the mineralized trend. All drilling was with NQ core. Details of the drill hole intercepts are listed below. All drill hole information is in metres.

HOLE	INTERCEPT		TRUE	ASSAY DATA
#	FROM	TO	WIDTH	Au g/t	Ag g/t	Cu %	Pb %	Zn%	As %
	metres	metres	meters

05-01	105.8	115.1	9.14	4.28	92.1	0.44	5.40	6.12	2.61
incl.	110.0	115.1	5.01	6.96	148.1	0.61	8.47	9.55	3.51
05-02	114.2	119.1	4.73	1.69	20.7	0.37	1.73	2.99	3.03
05-03	130.5	133.2	2.54	0.50	10.5	0.06	0.80	1.80	1.12
05-04	23.6	30.2	6.58	8.09	131.5	0.68	4.16	5.21	1.21
incl.	24.9	30.2	5.28	9.84	162.0	0.81	5.00	6.21	0.89
05-05	26.7	38.9	11.80	6.67	97.0	0.65	3.87	4.65	0.60
incl.	26.7	35.6	8.61	7.72	125.0	0.85	5.09	6.18	0.54
05-06	43.2	56.9	9.69	7.82	67.8	0.64	4.30	5.16	0.97
05-07	37.1	47.9	8.64	5.07	51.0	0.42	3.89	5.45	2.80
05-08	44.4	52.2	5.99	3.34	43.9	0.62	3.75	4.84	4.87
05-09	72.7	80.7	3.38	2.10	25.7	0.16	1.61	3.13	2.71
05-10	29.6	39.6	9.95	3.67	33.3	0.42	2.54	3.43	0.31
incl.	29.6	35.7	6.07	4.89	48.4	0.67	3.98	5.41	0.42

The exploration program detailed above was conducted by and under the direct supervision of J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.

Bronx is encouraged by the favourable results obtained from the just completed 3 phase exploration program and as a result, Bronx may carry out an additional diamond drilling program during November / December, 2005.

For more information on the Company, please contact us at telephone number (604) 681-1519;
6th Floor, 1199 West Hastings Street, Vancouver, BC, V6E 3T5; email: info@bronxventures.com, website: www.bronxventures.com.

On Behalf of the Board of
Bronx Ventures Inc.
(formerly Lucky 1 Enterprises Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President

The statements made in this News Release may contain forward-looking statements, including but not limited to comments regarding the timing and content of upcoming work programs, that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company’s expectations and projections.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9. Date of Report

This report is dated the 18th day of November, 2005.